WEIL, GOTSHAL & MANGES LLP
                      767 FIFTH AVENUE - NEW YORK, NY 10153
                                  212-310-8000
                               (FAX) 212-310-8007



                                               October 20, 2005


VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS
------------------------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0308


         Re: SEC Comment Letter dated September 16, 2005 Regarding International Specialty Holdings Inc. and SEC Comment Letter dated September 26, 2005 Regarding ISP Chemco Inc.
                  -------------------------------------------------------------

Our clients, International Specialty Holdings Inc. ("Holdings") and ISP Chemco Inc. ("Chemco"), parent and subsidiary, respectively, are in receipt of two comment letters from the Securities and Exchange Commission (the "Commission"):
(1) a letter dated September 16, 2005 regarding the Form 10-K for the fiscal year ended December 31, 2004 and the Form 10-Q for the quarterly period ended July 3, 2005 filed by Holdings (the "September 16th Letter") and (2) a letter dated September 26, 2005 regarding the Form 10-K for the fiscal year ended December 31, 2004 filed by Chemco (the "September 26th Letter"). On behalf of Holdings and Chemco, we provide this consolidated response to the September 16th and September 26th Letters. The responses to the comments are numbered to relate to the corresponding comments in the September 16th and September 26th Letters.


                      INTERNATIONAL SPECIALTY HOLDINGS INC.
                      -------------------------------------

In this section, the terms "we", "our" and the "Company" refer to Holdings.

General

1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, PLEASE PROVIDE TO US YOUR INTENDED DISCLOSURE. THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS.

         Where noted below, our revisions in response to the comment letter will be included in our future filings.

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Securities and Exchange Commission
October 20, 2005


Item 9A. Controls and Procedures, page 16
-----------------------------------------

2. WE NOTE YOUR DISCLOSURE THAT "THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT, AS OF THE END OF SUCH PERIOD, OUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE IN RECORDING, PROCESSING, SUMMARIZING AND REPORTING ON A TIMELY BASIS, INFORMATION REQUIRED TO BE DISCLOSED BY US IN THE REPORTS FILED, FURNISHED OR SUBMITTED UNDER THE EXCHANGE ACT." REVISE TO CLARIFY, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. SEE EXCHANGE ACT RULE 13A-15(E).

         In future filings, unless it is not appropriate, we will include the additional requested language in Item 9A, in accordance with Exchange Act Rule 13a-15(e), to indicate that "Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures."

Liquidity and Financial Condition
---------------------------------

Contractual Obligations, page F-23
----------------------------------

3. WE NOTE THAT YOU INCLUDE THE FIXED INTEREST EXPENSE ON SENIOR NOTES. PLEASE REVISE YOUR TABLE OF CONTRACTUAL CASH OBLIGATIONS TO ALSO INCLUDE THE FOLLOWING:

         o        ESTIMATED INTEREST PAYMENTS ON THE SENIOR CREDIT FACILITIES;
         o        ESTIMATED PAYMENTS UNDER INTEREST RATE SWAP AGREEMENTS; AND
         o PLANNED FUNDING OF PENSION AND OTHER POSTRETIREMENT BENEFIT OBLIGATIONS.

         BECAUSE THE TABLE IS AIMED AT INCREASING TRANSPARENCY OF CASH FLOW, WE BELIEVE THESE PAYMENTS SHOULD BE INCLUDED IN THE TABLE. PLEASE ALSO DISCLOSE ANY ASSUMPTIONS YOU MADE TO DERIVE THESE AMOUNTS. IF YOU CHOOSE NOT TO INCLUDE THESE PAYMENTS, A FOOTNOTE TO THE TABLE SHOULD CLEARLY IDENTIFY THE EXCLUDED ITEMS AND PROVIDE ANY ADDITIONAL INFORMATION THAT IS MATERIAL TO AN UNDERSTANDING OF YOUR CASH REQUIREMENTS.

         The information and assumptions in the table below will be added to the MD&A table on contractual obligations in future filings. We have included the following as an illustrative example for the year ended December 31, 2004. Holdings did not include "estimated payments under interest rate swap agreements" in the table because all such swap


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         agreements were settled in the first quarter of 2005, with Holdings receiving $0.1 million, which was the unrealized gain at December 31, 2004.

                             Contractual Obligations
                             -----------------------

                                                                              PAYMENTS DUE BY PERIOD
                                                             -----------------------------------------------------
                                                                      LESS THAN        1-3         4-5      AFTER
                                                             TOTAL      1 YEAR        YEARS       YEARS    5 YEARS
                                                             -----      ------        -----       -----    -------
                                                                                    (MILLIONS)
Estimated interest payments on senior
   credit facilities (1)................................    $ 94.0      $ 12.4       $ 31.7      $ 36.7    $ 13.2
Planned funding of pension and other
   postretirement benefit obligations (2)...............       9.4         0.7          1.4         1.2       6.1
Estimated non-qualified defined benefit
   retirement plan payments (2).........................      13.0         0.8          1.8         2.0       8.4


         (1) Based on an assumed interest rate of LIBOR plus 2.0%, ranging from an average rate of 4.9% in 2005 to 8.1% in 2010 and 2011 on estimated average term loan balances outstanding each year on a total loan balance of $248.1 million at December 31, 2004 and scheduled payments of $2.5 million per year through 2009, $176.9 million in 2010 and $58.7 million in the first quarter of 2011.

         (2) The Company assumes no planned funding of our hourly retirement plan. For other postretirement benefit obligations totaling $9.4 million at December 2004, and for non-qualified defined benefit retirement plan obligations totaling $13.0 million at December 31, 2004, the payments each year are based on actuarially computed estimates.

Financial Statements
--------------------

Statement of Operations, page F-29 and Note 6 - Other Expenses, Net
-------------------------------------------------------------------

4. PLEASE TELL US THE APPROPRIATENESS OF RECORDING YOUR ENVIRONMENTAL PROVISION RELATED TO DISCONTINUED OPERATIONS AS A NON-OPERATING EXPENSE. IF THIS PROVISION RELATES TO DISCONTINUED OPERATIONS HISTORICALLY PRESENTED IN ACCORDANCE WITH APB 30 OR SFAS 144, THE PROVISION SHOULD ALSO BE PRESENTED WITHIN DISCONTINUED OPERATIONS. OTHERWISE, THIS PROVISION MUST BE REFLECTED AS AN OPERATING EXPENSE.

         We supplementally advise the Staff that the environmental provision relating to discontinued operations pertains to Holdings' surfactants product line which was contributed in 1990 to a partnership that we did not control. The costs associated with the closed Linden, New Jersey surfactants plant and certain non-owned sites that received waste materials from the Linden site are included in this provision. This business did not qualify as a business segment and therefore was not accounted for as a discontinued operation. In future filings Holdings will eliminate the use of the word "discontinued." International Specialty Products Inc. ("ISP"), Holdings' parent company, was formed in 1991. The surfactants product line was an operation of ISP's predecessor parent company and had no relationship with Holdings' current operations. Therefore, Holdings accounts for environmental

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Securities and Exchange Commission
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         provisions relating to obligations arising from the surfactants business as a non-operating expense within "Other Expense, net." Environmental provisions relating to locations involved with our current lines of business are included in operating income.

5. IT IS UNCLEAR TO US WHY LEGAL AND RELATED COSTS ARE NOT REFLECTED AS AN OPERATING EXPENSE. PLEASE TELL US HOW YOU HAVE DETERMINED THAT THESE COSTS ARE NOT OPERATING EXPENSES. ALSO TELL US THE NATURE OF THE ITEMS YOU HAVE INCLUDED IN MISCELLANEOUS OTHER NONOPERATING EXPENSES AND HOW YOU HAVE APPROPRIATELY CLASSIFIED THESE COSTS.

         We supplementally advise the Staff that Holdings has historically included in selling, general and administrative expenses all outside counsel fees associated with patent and trademark matters as well as all internal legal costs. These costs aggregated approximately $5 million in 2004. Other outside legal and related costs relating to a broad range of other matters are charged to "Other Expense, net." A significant portion of these costs do not relate to current operations, including legal fees associated with litigation pertaining to potential environmental insurance recoveries for the Linden, New Jersey property (see comment number 4 above).

         We further supplementally advise you that miscellaneous other non-operating expenses are comprised mainly of the following: non-qualified retirement plan provision for former predecessor parent company executives; interest expense on insurance policy loans; outside consulting fees; credit facilities refinancing costs; and write-offs of deferred acquisition costs on failed acquisitions. These expenses are not associated with current operating activities.

Statement of Cash Flows, page F-31
----------------------------------

6. IN REGARD TO THE NON-CASH COMPENSATION CHARGES RELATED TO THE 2000 LTI PLAN AND THE 2003 ELTI PLAN DISCUSSED IN NOTE 16, CLARIFY WHY THESE CHARGES ARE NOT REFLECTED AS AN ADJUSTMENT TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES WITHIN YOUR STATEMENT OF CASH FLOWS.

         We supplementally advise the Staff that the compensation costs related to the 2000 LTI Plan and the 2003 ELTI Plan discussed in Note 16 will be paid in cash in the future. These amounts are included in the line item "Increase (decrease) in other liabilities," which is consistent with the examples in SFAS No. 95 that show "Increase in other liabilities" as a line item in the reconciliation of net income to net cash flow from operating activities.

Note 2.  Summary of Significant Accounting Policies
---------------------------------------------------

Goodwill, page F-36
-------------------

7. PLEASE EXPAND YOUR ACCOUNTING POLICY FOR GOODWILL TO DISCUSS HOW A GOODWILL IMPAIRMENT LOSS IS RECOGNIZED. SEE PARAGRAPHS 19 - 22 OF SFAS
         142. EXPAND YOUR CRITICAL ACCOUNTING POLICY FOR GOODWILL AND OTHER

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         INTANGIBLE ASSETS TO IDENTIFY THE ASSUMPTIONS UNDERLYING YOUR
         IMPAIRMENT TESTING.

         In future filings, Holdings will add the following information to the goodwill paragraph in both the Significant Accounting Policies footnote and in the Critical Accounting Policies:

         "Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair value of the identifiable assets acquired and liabilities assumed. As required by SFAS No. 142, tests for impairment of goodwill are performed on an annual basis, or at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. The impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value; and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill.

         To determine the fair value of each reporting unit, the Company utilizes a combination of an "income" approach and a "market value" approach. With the "income" approach, the Company develops a discounted cash flow analysis based upon budgets and projections reviewed and utilized by the Company's management. In addition to the projected cash flow, the Company develops an appropriate terminal value based on the operating results for the last year in the projection. Second, the Company develops a "market value" approach to value each reporting unit, utilizing profitability data of comparable publicly traded firms in each industry and compares the reporting unit with those independent firms. The two methods are then correlated based on the relevance and reliability of the two approaches."

Environmental Liability, page F-37
----------------------------------

8. EXPAND YOUR ACCOUNTING POLICY FOR YOUR ENVIRONMENT LIABILITY TO INCLUDE HOW YOU ACCOUNT FOR RESERVES AND INSURANCE RECOVERIES AS WELL AS YOUR BASIS FOR DISCOUNTING. SEE PARAGRAPHS 152 - 154 AND 160 -164 OF SOP 96-1.

         In future filings, Holdings will add the following information to expand the accounting policy for the environmental liability:

         "The Company increases or decreases its environmental liability reserves and its estimate of insurance recoveries based on decisions or events, including projected increases in remedial costs, discovery of new contamination, asserted claims for natural resource damages, plans for development of the Linden, New Jersey property, and the liability and the financial responsibility of the Company's insurers and of the other parties involved at each site and their insurers.

         The estimated liability for certain contaminated sites represents the present value of long-term future post-closure costs. Estimated future payments are discounted where ongoing operating and maintenance

Securities and Exchange Commission
October 20, 2005


         expenses are predicted to run over a multi-year period, and the amount and timing can be reliably determined. These estimated costs are discounted at a rate of 5%, which represents a risk-free interest rate on monetary assets with maturities comparable to the environmental liability."

Note 13 - Long-term Debt and Lines of Credit
--------------------------------------------

9. WE NOTE THAT YOUR SENIOR SUBORDINATED NOTES DUE 2011 AND YOUR SENIOR SUBORDINATED NOTES DUE 2009 ARE GUARANTEED BY CERTAIN OF YOUR WHOLLY OWNED SUBSIDIARIES. WE ALSO NOTE THAT YOU HAVE NOT PROVIDED SEPARATE FINANCIAL STATEMENTS OF THESE SUBSIDIARY GUARANTORS OR CONDENSED CONSOLIDATING FINANCIAL INFORMATION THAT ARE REQUIRED IN CERTAIN CIRCUMSTANCES UNDER RULE 3-10 OF REGULATION S-X. PLEASE TELL US HOW YOU HAVE COMPLIED WITH THE DISCLOSURE REQUIREMENTS OF RULE 3-10. IT APPEARS AT A MINIMUM YOU SHOULD REVISE YOUR DISCLOSURE TO (I) CLARIFY THAT THE GUARANTOR SUBSIDIARIES ARE 100% OWNED (NOT WHOLLY OWNED) AND THE GUARANTEES ARE FULL AND UNCONDITIONAL, JOINT AND SEVERAL AND (II) PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPHS (I)9 AND (I)10 OF REGULATION S-X.

         The Senior Secured Notes due 2009 were issued by Holdings. These notes are not guaranteed by any of its subsidiaries although they are secured by a first priority lien on all of the outstanding capital stock owned by Holdings in ISP Chemco Inc. ("Chemco"), which, as discussed below, files a separate Form 10-K with the SEC.

         The Senior Subordinated Notes due 2011 were issued by Chemco, Holdings' 100% owned subsidiary. As a result, Chemco files a separate Form 10-K with the SEC. The 2011 Notes are guaranteed by substantially all of Chemco's domestic subsidiaries. Therefore, the Chemco Form 10-K contains a separate footnote (Note 20) that provides condensed consolidating financial information of these subsidiary guarantors, in compliance with Rule 3-10 of Regulation S-X. Note 20 of Chemco's 10-K indicates that the guarantees are full, unconditional and joint and several. In future filings, we will provide a reference in the Holdings' Form 10-K to the Form 10-K filed by ISP Chemco Inc. to inform noteholders where the condensed consolidating financial information of the subsidiary guarantors for the 2011 Notes can be found.

         Note 13 ("Long-term Debt and Lines of Credit") in both the Holdings and Chemco Forms 10-K describes restrictions under the indentures for the 2009 and 2011 Notes, including limitations on the payment of dividends.
         Note 13 in the Chemco Form 10-K discloses that at December 31, 2004, Chemco could have paid dividends and other restricted payments to Holdings, its parent company, of up to $59.7 million. There are no other restrictions on Holdings for obtaining funds from Chemco that would require disclosure under paragraphs (i)9 and (i)10 of Rule 3-10 of Regulation S-X.

         Holdings will revise "wholly-owned" in future filings to say "100% owned."

10. WE NOTE THAT THE SENIOR SUBORDINATED NOTES DUE 2009 ARE SECURED BY A FIRST PRIORITY LIEN ON ALL OF THE OUTSTANDING COMMON CAPITAL STOCK OF IPS CHEMCO. PROVIDE REFERENCE UNDER ITEM 8 OR ITEM 13 OF YOUR FORM 10-K

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Securities and Exchange Commission
October 20, 2005


         TO INFORM NOTEHOLDERS WHERE THE FINANCIAL STATEMENTS REQUIRED BY RULE 3-16 OF REGULATION S-X CAN BE FOUND.

         In future filings, we will provide a reference to the Form 10-K filed by ISP Chemco Inc. under Item 8 of the Holdings' Form 10-K to inform noteholders where the financial statements of ISP Chemco Inc. can be found.

Note 18. Business Segment Information, page F-67
------------------------------------------------

11. WE NOTE THAT YOUR SPECIALTY CHEMICALS SEGMENT IS COMPRISED OF FOUR PRODUCT LINES: PERSONAL CARE; PHARMACEUTICAL, FOOD AND BEVERAGE; PERFORMANCE CHEMICALS AND FINE CHEMICALS. WE FURTHER NOTE THAT YOUR SPECIALTY CHEMICALS SEGMENT IS ORGANIZED BASED UPON THE MARKETS FOR YOUR PRODUCTS. PLEASE TELL US WHETHER YOUR MARKETS OR PRODUCT LINES REPRESENT OPERATING SEGMENTS AS DEFINED IN PARAGRAPH 10 OF SFAS 131. IF SO, TELL US HOW YOU DETERMINED THAT IT WAS APPROPRIATE TO AGGREGATE THESE OPERATING SEGMENTS INTO YOUR SPECIALTY CHEMICALS REPORTABLE SEGMENT. ADDRESS FOR US THE ECONOMIC CHARACTERISTICS OF EACH OF YOUR OPERATING SEGMENTS AND HOW THEY MEET THE CRITERIA SET FORTH IN PARAGRAPH 17 OF SFAS 131 FOR AGGREGATION.

         We supplementally advise you that the Specialty Chemicals segment is organized based upon the markets for its products and is managed through the following product lines: personal care; pharmaceutical, food and beverage; performance chemicals; and fine chemicals. The four product lines within the Specialty Chemicals segment represent an operating segment, as defined in paragraph 10 of SFAS No. 131, and three of the four product lines (personal care; pharmaceutical, food and beverage; and performance chemicals) meet the quantitative threshold to be a reportable operating segment, pursuant to paragraph 18 of SFAS No. 131. The fourth product line (fine chemicals), which represented only 2.5% of total Specialty Chemicals sales in 2004, does not meet the quantitative threshold. Holdings believes that these four Specialty Chemicals product lines meet the criteria for aggregation, pursuant to paragraph 17 of SFAS 131, because they have similar economic characteristics, including similar long-term average gross profit margins, and are similar in each of the following areas:

         (a) The nature of the products: The Specialty Chemicals segment manufactures value-added components, additives, intermediates and other process- or performance-enhancing specialty chemicals products. These products are marketed to customers who integrate them into consumer and industrial products which are sold worldwide. Though the products are used in different applications, they principally utilize the same acetylene-based chemistry and share common research and development activities.

         (b) The nature of the production processes: All product lines within Specialty Chemicals are manufactured within common facilities. All of these facilities share a common manufacturing process, which is (a) reaction and organic synthesis of raw product, (b) refining and purification into final product and (c) finishing and packaging into bulk containers and drums for delivery and sale.


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Securities and Exchange Commission
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         (c)      The type or class of customer: All products manufactured by the Specialty Chemicals segment are sold to global companies, many of which are leaders in their respective industries, which utilize them in the manufacture of consumer and industrial products. Such applications include food, beverage, pharmaceuticals, paints, personal care, cosmetics and household cleaners.

         (d) The methods used to distribute products: Holdings markets its specialty chemicals using a common worldwide marketing and sales force, typically chemists or chemical engineers, who work closely with customers to familiarize them with the Company's products, technology and capabilities. Holdings primarily sells its specialty chemicals products directly to its customers through its in-house global distribution network. Furthermore, the Specialty Chemicals segment maintains a dedicated in-house technical and customer support function to assist in applying its chemical ingredients to meet the needs of its customers.

         (e) The nature of the regulatory environment: While specific regulatory requirements apply to certain products within each of the product lines, the regulatory environment is generally the same for the preponderance of business within the Specialty Chemicals segment.

         In summary, Holdings believes that the aggregation of these product lines within Specialty Chemicals better aligns its reportable segments with how the businesses are managed, performance is evaluated and products are marketed. In future filings, we will explain that these product lines have been aggregated in the Specialty Chemicals reportable segment.

Quarterly Financial Data, page F-76
-----------------------------------

12. THE AGGREGATE EFFECT OF YEAR-END ADJUSTMENTS, WHICH ARE MATERIAL TO THE RESULTS OF THE FOURTH QUARTER, SHOULD BE DISCLOSED IN THE ANNUAL REPORT IN A NOTE TO THE FINANCIAL STATEMENTS. IN THIS REGARD, WE NOTE THAT YOUR GROSS PROFIT TENDS TO BE LOWER IN THE FOURTH QUARTER. PLEASE INCLUDE DISCLOSURE OF ANY YEAR-END ADJUSTMENTS THAT RESULTED IN THESE CHANGES TO GROSS PROFIT. SEE ITEM 302 OF REGULATION S-K.

         We supplementally advise you that Holdings made a year-end 2004 accounting adjustment of a $5.0 million pre-tax provision for the adoption of the LIFO method applicable to the fourth quarter of 2004 for valuing inventory for the synthetic elastomers business. This accounting adjustment was explained in Management's Discussion and Analysis of Financial Condition and Results of Operations on page F-6 and in Note 9 on page F-48 of the 2004 Form 10-K. In addition, there were several other business reasons that explain why the gross profit margin was lower in the fourth quarters of 2004 and 2003:

         (a) The fourth quarter of 2004 was adversely impacted by unfavorable plant utilization related to a strike that was settled in early January 2005. The impact of this strike was


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                  not material to the year 2004 results and thus was not
                  discussed in the Results of Operations for 2004 compared with 2003.

         (b) The gross profit margin for the Mineral Products segment is lower in the fourth quarter every year due to plant shutdowns each December for plant maintenance.

         (c) The Synthetic Elastomers business was acquired during the third quarter of 2003. This segment recorded a gross loss on sales of $23 million in the fourth quarter of 2003 when the business was in its start-up phase.

General
-------

13.      PLEASE ADDRESS THE COMMENTS ABOVE IN YOUR INTERIM FILINGS AS WELL.

         Holdings will address these comments in our future interim filings as well.

                                 ISP CHEMCO INC.
                                 ---------------

In this section, the terms "we", "our" and the "Company" refer to Chemco.

Note 7.  Income Taxes, page F-37
--------------------------------

1. WITH A VIEW TOWARDS ENHANCED DISCLOSURES, PLEASE PROVIDE US WITH ADDITIONAL INFORMATION REGARDING THE G-1 HOLDINGS TAX MATTER.
         SPECIFICALLY:

         o DESCRIBE IN BETTER DETAIL THE NATURE AND TERMS OF THE COST-SHARING ARRANGEMENTS WITH THE OTHER PARTIES;
         o        EXPLAIN TO US THE ALLEGED BASIS FOR THE IRS PROOF OF CLAIM;
         o DESCRIBE IN REASONABLE DETAIL THE UNCERTAINTIES, BOTH FACTUAL AND LEGAL THAT COULD IMPACT ON WHETHER THE PROOF OF CLAIM IS SUSTAINED;
         o        DESCRIBE G-1 HOLDINGS BASIS FOR THEIR BELIEF THAT THEY WILL
                  PREVAIL;
         o TELL US WHETHER YOU HAVE ACCRUED ANY AMOUNTS RELATED TO THIS CONTINGENCY; AND
         o TELL US WHETHER IT IS REASONABLY POSSIBLE THAT A LOSS COULD BE INCURRED AND IF SO THE RANGE OF SUCH LOSS, OR AN EXPLANATION AS TO WHY SUCH AMOUNT CANNOT BE ESTIMATED.


         We supplementally advise the Staff that the terms of the tax-sharing agreements for periods preceding January 1, 1997 are substantially similar to the terms of the 1997 and 2001 tax-sharing agreements described in our Form 10-K.

         We supplementally advise the Staff that G-I Holdings Inc. ("G-I Holdings") has advised us that the basis for the IRS proof of claim is whether the formation of the surfactants partnership qualified as a tax-free contribution pursuant to Section 721 of the Internal Revenue Code. Because this matter is in the early stages of litigation, Chemco is unable to determine at this time whether there are any factual or legal uncertainties that could impact whether the proof of claim will be sustained. G-I Holdings has advised us that it believes that it will prevail in this matter and has indicated to us that it has substantial


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         arguments in its favor, including, without limitation, the expiration of the statute of limitations prior to the IRS's claim, as well as arguments that the contribution to the partnership qualified as a tax-free contribution under Section 721 of the Internal Revenue Code. We have not accrued any amounts related to this contingency. Our current Form 10-K quantifies the potential loss for the applicable parties that could result if G-I does not prevail in this matter.

Note 8.  Sale of Accounts Receivable
------------------------------------

2.       PLEASE ADDRESS THE FOLLOWING REGARDING YOUR SALES OF ACCOUNTS
         RECEIVABLE:

         o TELL US HOW YOU APPLIED THE CRITERIA OF PARAGRAPH 9 OF SFAS 140 IN ACCOUNTING FOR THESE TRANSACTIONS;
         o GIVEN THAT YOU CONTINUE TO SERVICE, ADMINISTER, AND COLLECT THE TRADE RECEIVABLES, TELL US THE AMOUNT OF ANY ASSOCIATED SERVICING ASSETS OR LIABILITIES AND WHERE THEY ARE RECORDED PURSUANT TO PARAGRAPHS 10 AND 13 OF SFAS 140;
         o YOU STATE THAT THE EXCESS OF ACCOUNTS RECEIVABLE SOLD OVER THE NET PROCEEDS IS INCLUDED IN ACCOUNTS RECEIVABLE, OTHER. TELL US MORE ABOUT THE NATURE OF THIS AMOUNT AND HOW YOU DETERMINED IT IS APPROPRIATE TO INCLUDE THIS AMOUNT IN ACCOUNTS RECEIVABLE, RATHER THAN DERECOGNIZE THE ASSET AND RECORD THE IMPACT OF THE TRANSACTION, INCLUDING ANY GAIN OR LOSS, AND
         o        PROVIDE ALL OF THE DISCLOSURES REQUIRED BY PARAGRAPH 17, AS
                  APPLICABLE.

         We supplementally advise the Staff that sales of trade receivables are accounted for in accordance with paragraph 9 of SFAS 140 as follows:

         (a) Chemco's direct subsidiary, ISP Technologies Inc., sells certain trade receivables to a Special Purpose Entity (SPE). Chemco surrenders control over the transferred assets. The transferred assets have been isolated from Chemco beyond the reach of its creditors.

         (b) The transferee is an SPE and the holder of the beneficial interests issued by the SPE has the right to exchange or pledge the beneficial interests it has received.

         (c) The SPE sells the trade receivables to a third party without recourse; therefore, it does not maintain effective control over the transferred trade receivables.

         Chemco has not recorded a servicing asset or liability pursuant to paragraphs 10 and 13 of SFAS 140 because the cost to service the receivables approximates the servicing income (approximately $300,000 annually) received from the SPE.

         We supplementally advise the Staff that we derecognize trade receivables for all receivables sold. All transferred receivables are sold at face value. The Company initially receives a cash payment for the receivables net of certain reserve requirements based upon the age of the receivables, the credit classification of the specific customer and certain other requirements. The excess of the accounts receivable sold and the net proceeds received is reflected in "Accounts


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         Receivable, other." This difference will ultimately be received by
         Chemco in cash as reserve requirements change or at the end of the program. Costs of the agreement include interest and fees that are expensed within other expense, net, as incurred.

         The disclosure described in paragraph 17f(2) of SFAS 140, regarding the characteristics of the securitization of the Company's accounts receivable, is included in Note 8. The cash flow between the SPE and the transferor, as required by paragraph 17f(4) of SFAS 140, is included on the face of the Consolidated Statement of Cash Flows. The disclosure outlined in paragraph 17e, related to servicing assets and liabilities, is not included for the reason described above. The remaining disclosure items in paragraph 17 of SFAS 140 do not apply.

Note 21.  Commitments and Contingencies, page F-72
--------------------------------------------------

Asbestos Litigation Against G-1 Holdings
----------------------------------------

3. PLEASE PROVIDE US WITH A REASONABLY DETAILED ANALYSIS PROVIDING THE SPECIFIC FACTS AND CIRCUMSTANCES THAT LEAD YOU TO BELIEVE THAT YOU SHOULD HAVE NO LEGAL RESPONSIBILITY FOR DAMAGES IN CONNECTION WITH THE ASBESTOS CLAIMS. IN ADDITION, PROVIDE US WITH THE FOLLOWING:

         o        WHETHER YOU HAVE BEEN NAMED IN ANY ASBESTOS-RELATED CLAIM;
         o WHETHER YOU HAVE BEEN NAMED IN ANY ASBESTOS-RELATED FRAUDULENT CONVEYANCE TYPE CLAIM;
         o        IF SO, PLEASE PROVIDE THE DETAILS OF THE CLAIM(S);
         o TELL US WHETHER IT IS REASONABLY POSSIBLE THAT ASBESTOS CLAIMS COULD HAVE AN ADVERSE IMPACT ON ISP;
         o TELL US WHETHER YOU HAVE ACCRUED ANY AMOUNTS RELATED TO ASBESTOS CLAIMS; AND
         o DESCRIBE IN REASONABLE DETAIL THE UNCERTAINTIES, BOTH FACTUAL AND LEGAL THAT COULD IMPACT ON WHETHER ISP MAY BE CONSIDERED LIABLE FOR ASBESTOS-RELATED CLAIMS.

         We supplementally advise the Staff that G-I Holdings has advised us that its liability for asbestos-related bodily injury claims derives from the acquisition of The Ruberoid Co. by a corporate predecessor of G-I Holdings. That acquisition occurred in 1967. Prior to that acquisition, G-I Holdings' predecessor had no involvement with the manufacture or sale of asbestos-containing products, and was owned by the United States until 1965.

         The Ruberoid Co. manufactured a range of industrial and building products, including asbestos-containing thermal insulation products. After its acquisition of Ruberoid, G-I Holdings' predecessor reorganized and the only divisions that included asbestos-containing materials in their product lines were Building Products and Industrial Products. The latter Division was discontinued in a subsequent reorganization, and Building Products became a "Group." Between 1975 and 1981, G-I Holdings' predecessor terminated the manufacture and sale


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Securities and Exchange Commission
October 20, 2005


         of all asbestos-containing products. The Building Products Group was separately incorporated in 1986 as GAF Building Materials Corporation.

         The Chemicals Group of G-I Holdings' predecessor was separately incorporated in 1986 as GAF Chemicals Corporation. GAF Chemicals Corporation was never involved in the manufacture or sale of asbestos-containing products. In 1991 GAF Chemicals Corporation transferred all of its assets to International Specialty Products Inc. ("ISP"). The vestiges of the business of GAF Chemicals Corporation are now operated through the direct and indirect subsidiaries of Chemco, which, in turn, is ultimately owned by ISP. Because GAF Chemicals Corporation was never involved in the manufacture or sale of asbestos containing products, we do not believe that either ISP or Chemco have any legal responsibility for damages in connection with Asbestos Claims. This conclusion is buttressed by the following facts:

                  o No Asbestos Claims have ever been filed against Chemco or ISP despite the publicly disclosed information concerning ISP's purchase of the assets of GAF Chemicals Corporation. Furthermore, despite the ever-increasing universe of asbestos defendants, neither Chemco nor ISP has been named as a defendant in an Asbestos Claim during the almost five-year period following the commencement of G-I Holdings' bankruptcy proceeding.

                  o Three separate asbestos-related fraudulent conveyance lawsuits have been brought against ISP's Chairman since 2000, all relating to G-I Holding's transfer of ISP shares. However, no asbestos-related fraudulent conveyance lawsuits have ever been brought against Chemco or ISP.

                  o The G-I Holdings bankruptcy proceeding has involved significant litigation with the committee representing G-I Holding's unsecured creditors, which is made up exclusively of asbestos claimants and their counsel who are leading members of the asbestos bar (the "Asbestos Creditors' Committee"). G-I Holdings has provided to the Asbestos Creditors' Committee extensive information regarding G-I Holdings' corporate history and asbestos liabilities. Furthermore ISP has itself provided documents to the Asbestos Creditors' Committee. Nevertheless the Asbestos Creditors' Committee has never sought to hold ISP or Chemco responsible for G-I Holdings' asbestos liabilities.

         Based on the foregoing, we do not believe there are any legal uncertainties regarding the liability of Chemco or ISP for Asbestos Claims. Were such claims to be asserted, we do not believe they would be meritorious. In that regard we do not believe it to be reasonably possible that Asbestos Claims, were they to be asserted against ISP or Chemco, would have a material adverse financial impact on Chemco. Accordingly, we have not accrued any amounts for Asbestos Claims.


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Securities and Exchange Commission
October 20, 2005


Environmental Litigation
------------------------

4.       PLEASE TELL US MORE ABOUT THIS CONTINGENCY. SPECIFICALLY:

         o        THE NATURE AND TERMS OF POSSIBLE COST-SHARING ARRANGEMENTS
                  WITH OTHER POTENTIAL RESPONSIBLE PARTIES;
         o        THE TIME FRAME OVER WHICH THE ACCRUED OR PRESENTLY
                  UNRECOGNIZED AMOUNTS MAY BE PAID OUT; AND;
         o UNCERTAINTIES REGARDING THE LEGAL SUFFICIENCY OF INSURANCE CLAIMS OR SOLVENCY OF INSURANCE CARRIERS. PLEASE SPECIFICALLY DISCUSS WHETHER ANY RECOVERIES ARE BEING CONTESTED AND DISCUSS THE REASONS FOR CONCLUDING THE AMOUNTS ARE PROBABLE OF RECOVERY; AND
         o WHETHER IT IS REASONABLY POSSIBLE THAT ADDITIONAL MATERIAL LOSSES COULD BE INCURRED BASED ON CHANGES IN ESTIMATE OF THE UNDERLYING LIABILITY AND/OR SUFFICIENCY OF THIRD PARTY REIMBURSEMENT.

         We supplementally advise you that Chemco's estimate of liability with respect to all Environmental Claims is $17.8 million. This estimate represents an aggregate of 13 Environmental Claims, of which seven Environmental Claims involve cost-sharing arrangements. These seven cost-sharing arrangements represent $3.8 million out of the $17.8 million estimate for all Environmental Claims. The seven cost-sharing agreements are written contracts, dating from 1988 to 2003 and involve multiple other Potentially Responsible Parties ("PRPs"). These cost-sharing agreements allocate the cost of various investigative and remedial actions at contaminated sites among the participating PRPs. Each PRP has been assigned a percentage of overall costs and has agreed to pay its share of costs as the investigative and remedial actions progress over time. In general, if one PRP defaults on the cost-sharing agreement, the remaining PRP's divide the defaulter's share pro rata amongst the remaining PRPs. Chemco's share of costs under these seven cost-sharing agreements ranges from 0.5% to 28.5%. While we cannot predict whether any other parties to these cost-sharing agreements will encounter solvency difficulties in the future, we possess no information reflecting adversely on their solvency that will significantly affect our liability estimate.

         The 13 Environmental Claims have time frames for the expected pay out of funds ranging from one to 28 years. For three of the 13 Environmental Claims, a present value calculation is applied to the portion of the liability estimate of each claim, which estimate represents reoccurring or ongoing operating and maintenance expenses that are predicted to run over a multi-year period. The present value portion of the Environmental Claims makes up $11.7 million of the total liability estimate. The present value is discounted at a risk free rate of 5%. The time frames for the present value are site specific and are 16 years, 28 years and 28 years. On a non-discounted basis, this portion of the liability is $19.6 million.

         Chemco projects that its environmental insurance recoveries will be approximately $28.1 million. In June 1997, litigation was commenced in the Superior Court of New Jersey-Somerset County, seeking environmental insurance recoveries. The insurer defendants to the Company's


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Securities and Exchange Commission
October 20, 2005


         environmental coverage litigation have not affirmed a legal obligation under the policies to provide coverage for the environmental claims and the recoveries are being contested.

         While we cannot predict whether an insurer will encounter solvency difficulties in the future, we possess no information reflecting adversely on the solvency of any of the insurer defendants to our environmental coverage litigation. In addition to the environmental coverage litigation, Chemco has identified certain insolvent insurers which issued policies potentially providing coverage for our environmental claims, and we are negotiating with the liquidators of these insolvent insurers for discounted payments for these claims. The insolvent status of these insurers is taken into account in the insurance recovery estimate.

         While the Company believes its claims are meritorious, it cannot be certain that it will prevail in its efforts to obtain the estimated recoveries. However, after considering the relevant legal issues and other pertinent factors, including existing decisional law on the coverage defenses raised by our insurers and the information gathered during discovery in the litigation, we believe that it is probable that we will receive the estimated recoveries. Significant judgment is involved in estimating environmental insurance recoveries. There are a wide variety of factors affecting an environmental insurance recovery case such as ours, which involves over 120 underlying claims governed by numerous state laws. The environmental insurance recovery estimate of $28.1 million reflects the advice and judgment of outside legal counsel in this area in determining the probable recovery amount.

         Adverse decisions or events related to changes in the estimate of the underlying liability or the sufficiency of third party reimbursement could cause us to increase our estimate of environmental liability. It is not currently possible to estimate the amount or range of any additional liability.

Please be advised that the certifications requested by the Staff in the September 16th and September 26th Letters are being sent to the Staff directly by each of Holdings and Chemco.

We respectfully request that the Staff advise the undersigned at (212) 310-8566 of any additional comments that the Staff may have or whether our explanations and proposed revisions in response to the comment letters satisfy the Staff's review.

                                               Very truly yours,

                                               /s/ Michael E. Lubowitz, Esq.

                                               Michael E. Lubowitz, Esq.




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